UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-24523

CNB Corporation

(Exact name of registrant as specified in its charter)

1400 Third Avenue, P.O. Box 320, Conway, South Carolina 29528           Telephone (843) 248-5721

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Registrant is a bank holding company and the class of securities as to which this certification applies is held of record by fewer than 1,200 persons.  Registrant is, therefore, relying on Sections 12(g)(4) and 15(d) of the Securities Exchange Act of 1934 to terminate its duty to file reports with respect to such class of equity securities.

Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i) Rule 12h-(b)(1)(ii) Rule 15d-6	[X] [ ] [X]
Approximate number of holders of record as of the certification or notice date:    1,040

Pursuant to the requirements of the Securities Exchange Act of 1934 CNB Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  May 8, 2012             By:    s/W. Jennings Duncan
    W. Jennings Duncan,  President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.